Pennsylvania Value Municipal Income Trust (VPV)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 1,471 shares voted in his favor and 7 shares withheld. With regards to the election of Wayne Whalen as elected trustee by the common shareholders of the Fund 4,091,406 voted in his favor and 40,369 shares withheld. The other trustees whose terms did not expire in 2001 were: David
C. Arch, Howard J Kerr, Theodore A. Myers, Richard F. Powers III and Hugo F. Sonnenschein.